Mail Stop 4561

July 23, 2008

Nelson Ludlow
Chief Executive Officer
Intelli-Check-Mobilisa, Inc.
191 Otto Street
Port Townsend, WA 98368

>   **Re: Intelli-Check-Mobilisa, Inc.**
>   **Amd. No. 1 to Form S-3**
>   **Filed July 8, 2008**
>   **File No. 333-151302**
>
>   **Form 10-Q for the quarterly period ended March 31, 2008**
>   **Filed May 15, 2008**
>   **File No. 000-50296**

Dear Mr. Ludlow:

     We have reviewed your amended filing and have the following comment.

Form 10-Q for the Quarterly Period Ended March 31, 2008

Item 4. Controls and Procedures

(a) Evaluation of Disclosure Controls and Procedures, page 21

1.   We note your proposed language regarding disclosure controls and procedures for use
       in future filings. The effectiveness conclusion that you express in your reports must
       be that of your chief executive officer and chief financial officer, not that of your
       management with the participation of those officers. See Item 307 and
       Item 601(b)(31)(i) of Regulation S-K. Also, please do not limit the effectiveness
       conclusion itself with reference to the definition of disclosure controls and procedures,
       but rather simply state the conclusions of the relevant officers as to whether your
       disclosure controls and procedures, as defined in Rule 13a-15(e), were effective as of
       the end of the period covered by the report. See Item 307 of Regulation S-K. If you
       determine to set out the definition of disclosure controls and procedures in your
       disclosure, please place this language elsewhere. In your response, please confirm
       your understanding of these matters with respect to future filings.

*   *   *   *   *

As appropriate, please amend your registration statement in response to our comments. Your responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rule 460 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Matt Crispino at (202) 551-3456 if you have questions. If you require further assistance, please contact me at (202) 551-3503.

Sincerely,

David L. Orlic
Special Counsel

cc: Via Facsimile (212) 407-4990
        Mitchell S. Nussbaum, Esq.
        Giovanni Caruso, Esq.
        Loeb & Loeb, LLP
        Telephone: (212) 407-4159